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                                                                      EXHIBIT 20

FOR IMMEDIATE RELEASE


For:     LOT$OFF Corporation                      Contact:     Jeff Seidel, CFO
         1201 Austin Highway, #116                       210-805-9300, ext. 926
         San Antonio, Texas  78209-4859


               LOT$OFF CORPORATION RECEIVES FAVORABLE COURT ORDER


SAN ANTONIO, TEXAS -- MAY 18, 1998 -- San Antonio based LOT$OFF Corporation (OTC BB:LOTS) announced today that Judge Leif M. Clark has rendered his decision and entered an order in the Company's favor effectively denying creditors in its bankruptcy proceeding in the United States Bankruptcy Court for the Western District of Texas, San Antonio Division leave to file late proofs of claim, or, alternatively, excuse from filing proofs of claim by finding that the confirmation of the Company's plan of reorganization, as amended and modified, operates as res judicata to bar the allowance of any late claims that have been or might be filed in the Company's bankruptcy case (the "Order"). The Company's position was supported by the Class 7 Agent (representing unsecured creditors).


Charles "Hop" Fuhrmann, CEO and President of LOT$OFF, stated that "this Order was a very important one for the Company, its stockholders and the holders of Class 7 Allowed Claims as it reduces the potential amount of claims the Company must satisfy (with cash and/or Common Stock to the extent the Company receives net proceeds from judgments in its favor, or otherwise, from certain important litigation brought by the Company) to the aggregate face amount of undisputed claims and allowed claims represented by proofs of claims filed by February 6, 1997." The Company estimates that at least $5.9 million of claims have been eliminated by the Order.


LOT$OFF, a regional extreme value retailer specializing in close-out merchandise, currently operates 43 LOT$OFF stores (Texas - 31, Louisiana - 5, Oklahoma - 3, New Mexico - 3 and Tennessee - 1; a new LOT$OFF store is scheduled to open in San Angelo, Texas the first week of June) stocked with a broad mix of products which fluctuates by category, by season and by store based on customer needs and buying trends, demographics and the availability of products at close-out prices. This merchandise concept is designed to appeal to value-conscious shoppers and other bargain hunters.

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